Daniel Micak
Chief Legal Officer & Corporate Secretary
Lightspeed Commerce Inc.

July 31, 2026                                 VIA SEDAR+

Re:    Lightspeed Commerce Inc.
Report of Voting Results pursuant to Section 11.3 of National instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

At the 2026 annual and special meeting of shareholders of Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) held on July 30th, 2026 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1.Election of Directors

A ballot was conducted with respect to the election of directors. According to the proxies received and ballots cast, the following individuals were elected as directors of the Company until the next annual shareholder meeting, with the following results:

Name of Nominee	Votes For	%	Votes Against	%
Manon Brouillette	87,910,709	98.78%	1,089,920	1.22%
Dale Murray	87,206,302	97.98%	1,794,327	2.02%
Dax Dasilva	88,814,203	99.79%	186,427	0.21%
Nathalie Gaveau	88,067,937	98.95%	932,694	1.05%
Glen LeBlanc	88,701,374	99.66%	299,256	0.34%
Sameer Samat	88,076,056	98.96%	924,474	1.04%
Odilon Almeida	87,996,730	98.87%	1,003,900	1.13%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:

Votes For:        91,715,046 (99.54%)
Votes Withheld:     426,212 (0.46%)

3.Advisory Vote on Executive Compensation

A ballot was conducted with respect to approving an advisory, non-binding resolution on the Company’s approach to executive compensation as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such advisory, non-binding resolution on the Company’s approach to executive compensation was approved with the following results:

Votes For:        87,432,295 (98.16%)
Votes Against:     1,643,263 (1.84%)

4.Ordinary Resolution in respect of the Amended and Restated Omnibus Incentive Plan

A ballot was conducted with respect to approving an ordinary resolution, the full text of which is reproduced on Schedule D to the management information circular for the Meeting, to (1) approve an amendment to the Company’s Amended and Restated Omnibus Incentive Plan (as defined in the management information circular) to extend the term of such plan to the tenth (10th) anniversary of the Meeting and (2) approve all unallocated options, rights and other entitlements thereunder. According to the proxies received and ballots cast, such ordinary resolution in respect of the Amended and Restated Omnibus Incentive Plan was approved with the following results:

Votes For:        62,280,332 (70.04%)
Votes Against:     26,645,364 (29.96%)

(signed) Daniel Micak
Chief Legal Officer and Corporate Secretary